UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Urgent.ly Inc.

(Name of Subject Company (Issuer))

Medford Hawk, Inc.

(Name of Filing Person (Offeror))

Agero, Inc.

(Name of Filing Person (Parent of Offeror))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

916931207

(CUSIP Number of Class of Securities)

Peter Necheles

Chief Legal Officer

400 Rivers Edge Drive

Medford, MA 02155

781-393-9300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Mark B. Stein, Esq.

Robert W. Dickey, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

(212) 309-6000

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Amendment No. 3”) is being filed by Medford Hawk, Inc., a Delaware corporation (the “Offeror”), and Agero, Inc., a Nevada corporation (“Parent”), and amends and supplements the Tender Offer Statement on Schedule TO previously filed by the Offeror and Parent, with the U.S. Securities and Exchange Commission (the “SEC”) on March 30, 2026 (the “Schedule TO”), with respect to the offer by the Offeror to acquire any and all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Urgent.ly Inc., a Delaware corporation (the “Company” or “Urgently”), at a purchase price of $5.50 per Share, net to the holders thereof, in cash, without interest thereon and subject to any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 30, 2026 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Agreement and Plan of Merger described below, collectively constitute the “Offer”), copies of which are annexed to and filed with the Schedule TO, as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All the information set forth in the Offer to Purchase, including Schedule A thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment No. 3. This Amendment No. 3 should be read together with the Schedule TO.

Except as otherwise set forth in this Amendment No. 3, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. You should read this Amendment No. 3 together with the Schedule TO, the Offer to Purchase, and the related Letter of Transmittal, as amended.

This Amendment No. 3 is being filed to amend and supplement Items 1 through 9 and Item 11, and Item 12, as reflected below.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, on April 25, 2026 (one minute after 11:59 P.M., New York City time, on April 24, 2026). The Depositary and Paying Agent has indicated that, as of the Expiration Time, a total of 1,288,914 Shares were validly tendered and not withdrawn pursuant to the Offer, representing approximately 58.7% of the issued and outstanding Shares as of the Offer Expiration Time.

The number of Shares validly tendered and not withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied or waived, the Offeror irrevocably accepted for payment all such Shares validly tendered into and not withdrawn from the Offer and will promptly pay for all such Shares in accordance with the Offer.

As a result of its acceptance of the Shares tendered in the Offer, the Offeror acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, on April 28, 2026, the Offeror expects to effect the Merger under Section 251(h) of the DGCL, pursuant to which the Offeror will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent. At the closing of the Merger, each outstanding share of Common Stock issued and outstanding immediately prior to the effective time of the Effective Time (other than Shares held by the Company as treasury stock, Parent, the Offeror or any direct or indirect wholly owned subsidiary of Parent or Offeror, in each case immediately before the Effective Time, and Shares held by any stockholders or owned by any beneficial owners of Shares who are entitled to and properly exercise and perfect (and do not lose or withdraw) a demand for appraisal rights in accordance with Section 262 of the DGCL) will be converted into the right to receive cash in an amount equal to the Offer Price. As a result of the Merger, prior to the opening of trading on the OTCQB Venture Market (“OTCQB”) on April 28, 2026, all Shares will cease trading, and following the consummation of the Merger, all Shares will be delisted from the OTCQB and deregistered under the Securities Exchange Act of 1934, as amended and the Company will become a wholly owned subsidiary of Parent. From and after the closing of the Merger, all such Shares will no longer be outstanding and will cease to exist.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2026

MEDFORD HAWK, INC.

By:	/s/ Peter Necheles
Name:	Peter Necheles
Title:	Secretary

AGERO, INC.

By:	/s/ Peter Necheles
Name:	Peter Necheles
Title:	Chief Legal Officer and Secretary